EXHIBIT 99.1

BrainsWay Reports Second Quarter 2020 Financial Results and Operational Highlights

CRESSKILL, N.J. and JERUSALEM, Israel, Aug. 12, 2020 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in the advanced non-invasive treatment of brain disorders, today reported financial results for the quarter ended June 30, 2020, and provided an operational update.

Recent Financial and Operational Highlights

  For the three months ended June 30, 2020, the impact of the temporary shutdown of certain physician offices due to COVID-19 resulted in revenues of $4.8 million, a decrease of 15% as compared to the same period of 2019.
  As of June 30, 2020, BrainsWay’s Deep TMS installed base was 567 total systems, a 24% increase from the same period in 2019.
  Achieved key reimbursement progress for Deep TMS in major depressive disorder.
    Received multiple new positive coverage decisions, including reduced prior treatment failures to qualify for Deep TMS.

“With most clinics having now reopened, we see patients steadily returning for Deep TMS treatments,” stated Christopher von Jako, Ph.D., President and Chief Executive Officer of BrainsWay. “As mental health challenges have dramatically risen throughout the course of the ongoing COVID-19 pandemic, we remain focused on enhancing the awareness of and education about Deep TMS on multiple fronts. We also continue to execute our expense reduction plan in order to ensure our business is appropriately positioned to persevere in the current healthcare environment, while also strengthening our long-term growth prospects. We are proud of the resilience and commercial success our business has demonstrated under challenging circumstances, including sequential revenue growth of 16%, and expect that significant momentum in our business will emerge once the impact of COVID-19 subsides.”

Second Quarter 2020 Financial Results

  Total revenues for the second quarter of 2020 totaled $4.8 million, compared with $5.7 million for the second quarter of 2019, a decrease of 15%. Quarterly recurring lease revenues were $3.4 million, representing an increase of 4% over the second quarter of 2019, and comprised 70% of total revenues.
  Gross margin for the second quarter of 2020 was 79%, an increase when compared to second quarter 2019 gross margin of 76%, which resulted from lower manufacturing overhead costs in the quarter.
  Operating expenses for the quarter totaled $4.0 million, compared with $7.0 million for the second quarter of 2019. The decrease is in-line with the Company’s efforts to enhance efficiency and to lower operational expenses in light of the financial impact of COVID-19.
  Operating loss for the quarter was $0.2 million, compared with an operating loss of $2.7 million for the same period in 2019.
  As of June 30, 2020, the Company had cash and short-term investments of approximately $17.8 million, compared to $21.9 million at December 31, 2019, reflecting a cash use of $4.1 million for the first half of 2020 resulting from operating losses and timing of inventory deliveries from vendors.

Conference Call and Webcast

BrainsWay’s management will host a conference call on Wednesday, August 12, 2020, at 8:30 a.m. Eastern Time to discuss these results and answer questions.

Wednesday, August 12, at 8:30 AM Eastern Time:

Date:	Wednesday, August 12, 2020
Time:	8:30 AM Eastern Time
United States:	877-407-3982
Israel:	1 809 406 247
International:	201-493-6780
Conference ID:	13706952
Webcast:	http://public.viavid.com/index.php?id=140751

To listen to a live webcast, please visit the Investors section of the BrainsWay website at www.BrainsWay.com. Please access the Company’s website at least 10 minutes ahead of the conference call to register. The webcast replay will be available on the website for two weeks following the completion of the call.

About BrainsWay

BrainsWay is a commercial stage medical device company focused on the development and sale of non-invasive neuromodulation products using the Company’s proprietary Deep Transcranial Magnetic Stimulation (Deep TMS) technology for the treatment of major depressive disorder (MDD) and obsessive-compulsive disorder (OCD), for which BrainsWay received marketing authorization from the U.S. Food and Drug Administration (FDA) in 2013 for MDD and in 2018 for OCD. BrainsWay is currently conducting clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words.  These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, and the effect of the global COVID-19 health pandemic on our business and continued uncertainty and market impact relating thereto.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Judy Huber
SVP and Chief Financial Officer
Judy.huber@brainsway.com

Investors:
Bob Yedid
LifeSci Advisors
646-597-6989
Bob@LifeSciAdvisors.com

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2020	2019
	Unaudited	Audited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$17,613	$21,674
Short‑term deposits	221	221
Trade receivables, net	5,148	5,507
Other accounts receivable	1,201	1,427
	24,183	28,829
NON‑CURRENT ASSETS:
Long‑term deposit	161	168
Leased systems	5,314	5,491
System components and other property and equipment	5,537	4,248
	11,012	9,907
	$35,195	$38,736
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$2,055	$1,320
Other accounts payable	2,939	3,379
Deferred revenues	1,533	1,305
Liability in respect of research and development grants	998	714
	7,525	6,718
NON‑CURRENT LIABILITIES:
Deferred revenues and other liabilities	1,959	2,431
Liability in respect of research and development grants	5,067	5,367
	7,026	7,798
EQUITY:
Share capital	233	233
Share premium	95,108	93,649
Share‑based payment	3,413	4,435
Adjustments arising from translating financial statements from
functional currency to presentation currency	(2,188)	(2,188)
Accumulated deficit	(75,922)	(71,909)
	20,644	24,220
	$35,195	$38,736

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2020	2019	2020	2019

	Unaudited
Revenues	$8,977	$10,877	$4,820	$5,695
Cost of revenues	2,007	2,534	992	1,376
Gross profit	6,970	8,343	3,828	4,319
Research and development expenses, net	2,836	4,154	1,041	2,362
Selling and marketing expenses	5,891	6,116	2,178	3,278
General and administrative expenses	2,079	2,383	824	1,380
Total operating expenses	10,806	12,653	4,043	7,020
Operating loss	3,836	4,310	215	2,701
Finance expense (income), net	(130)	908	179	672
Loss before income taxes	3,706	5,218	394	3,373
Income taxes	307	162	177	100
Net loss and total comprehensive loss	$4,013	$5,380	$571	$3,473
Basic and diluted net loss per share	$(0.18)	$(0.29)	$(0.03)	$(0.17)

BRAINSWAY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,

	2020	2019	2020	2019

	Unaudited
Cash flows from operating activities:
Total comprehensive loss	$(4,013)	$(5,380)	$(571)	$(3,473)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Depreciation, amortization and impairment	729	954	284	824
Depreciation of leased systems	585	471	291	245
Finance expenses (income), net	(130)	908	179	672
Cost of share‑based payment	437	692	129	331
Income taxes	307	162	177	100
	1,928	3,187	1,060	2,172
Changes in asset and liability items:
Decrease (increase) in trade receivables	358	(1,528)	270	(783)
Decrease (increase) in other accounts receivable	230	(114)	(34)	(365)
Increase in trade payables	178	748	591	582
Decrease in other accounts payable	(677)	(452)	(751)	(735)
Increase (decrease) in deferred revenues and other liabilities	37	146	52	(39)
	126	(1,200)	128	(1,340)
Cash paid and received during the period for:
Interest paid	(43)	(240)	(20)	(176)
Interest received	50	60	19	50
Income taxes paid	(9)	(381)	-	(256)
	(2)	(561)	(1)	(382)
Net cash used in operating activities	(1,961)	(3,954)	616	(3,023)

Cash flows from investing activities:
Purchase of property and equipment and system components	(1,911)	(1,780)	(965)	(1,422)
Investment in short‑term deposits, net	-	(60)	-	(5)
Withdrawal of (Investment in)
long‑term deposits, net	7	1,007	(3)	1,007
Net cash used in investing activities	(1,904)	(833)	(968)	(420)
Cash flows from financing activities:
Repayment of loan from bank, net	-	(3,000)	-	(3,000)
Receipt of government grants	42	125	-	78
Repayment of lease liability	(221)	(207)	(111)	(106)
Proceeds from issuance of shares, net	-	26,333	-	26,333
Net cash provided by (used in)
financing activities	(179)	23,251	(111)	23,305
Exchange rate differences on cash and
cash equivalents	(17)	(19)	107	10
Increase (decrease) in cash and cash
equivalents	(4,061)	18,445	(356)	19,872
Cash and cash equivalents at the
beginning of the period	21,674	8,968	17,969	7,541
Cash and cash equivalents at the end of the period	$17,613	$27,413	$17,613	$27,413
(a) Significant non‑cash transactions:
Purchase of property and equipment on credit	$515	$302	$323	302